Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

January 13, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Anastasia Kaluzienski

Robert Littlepage

Alexandra Barone

Mitchell Austin

Re:	Firefly Neuroscience, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 4, 2024

File No. 333-282357

Ladies and Gentlemen:

We hereby submit the responses of Firefly Neuroscience, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 13, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 4, 2024. Concurrently with the submission of this letter, the Company is submitting an Amendment No.2 to Registration Statement (the “Amendment No.2”) on Form S-1 via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 36

1.

We note your responses to prior comments 5 and 6. Please expand your disclosure to provide a comprehensive explanation of the company’s planned activities to achieve commercialization of the BNA Platform in the first half of 2025, and to discuss the type of business model the company intends to use to generate revenue.

Response: In response to the Staff’s comments, we have provided a comprehensive explanation of the company’s planned activities to achieve commercialization of the BNA Platform in the first half of 2025, as well as a discussion of the business model the company intends to use to generate revenue, on page 36 of Amendment No. 2.

Results of Operations, page 39

2.

Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. As an example, you cite multiple factors which caused an increase in your selling and marketing expenses during the three months ended September 30, 2024 without quantification that would allow users to understand the impact of each material factor. Refer to Item 303(b) of Regulation S-K and Section III.B of Release No. 33-8350.

Response: In response to the Staff’s comments, we have quantified each factor cited so that investors may understand the magnitude and relative impact of each factor.

Business Overview, page 46

3.	We note your response to prior comment 7. Please revise to clarify how the BNA Platform uses AI and machine learning, including how the platform uses clustering analysis.

Response: In response to the Staff’s comments, we have revised the disclosure on page 46 of Amendment No.2 to clarify how the BNA Platform uses AI and machine learning, including how the platform uses clustering analysis.

Index to the Financial Statements, page F-1

4.	Please provide the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023.

Response: In response to the Staff’s comments, we have provided the unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 on page F-6 of Amendment No.2.

5.

Please adjust the weighted average number of shares used in the calculations of historic net loss per common share for the years ended December 31, 2023 and 2022 to give effect to the merger exchange ratio. The issuance of shares of common stock to shareholders of an operating company in a reverse recapitalization transaction is considered, in substance, to be a stock split. Your financial statements should retroactively reflect this reverse stock split in accordance with ASC 260-10-55-12.

Response: In response to the Staff’s comments, we have retroactively restated the capital structure and net loss per common share numbers within the consolidated financial statements for the years ended December 31, 2023 and 2022, reflecting the exchange ratio of 0.1040 established in the merger.

Unaudited Condensed Consolidated Balance Sheet as of September 30, 2024, page F-2

6.

We note your disclosure on page F-13 that on August 12, 2024, you issued 45,344 shares of common stock with the intention to settle accrued liabilities. We further note that you did not reach a contractual agreement to settle the outstanding amount and therefore recognized a note receivable as contra-equity in return for shares issued. Please tell us the value of the shares issued and where the contra-equity is reflected in the financial statements.

Response: In response to the Staff’s comments, we respectfully advise the Staff that the total value of shares issued was $313,327. The contra-equity is presented within additional paid-in capital in the financial statements.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely, Firefly Neuroscience, Inc.

By:	/s/ Greg Lipschitz
Greg Lipschitz
Interim Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.